SECOND AMENDMENT

to the

PREFERRED SHARES RIGHTS AGREEMENT

between

APPLIED IMAGING CORP.

and

WELLS FARGO BANK, N.A.

This Second Amendment (the “Amendment”) to the Preferred Shares Rights Agreement is made and entered into as of August 31, 2006, between APPLIED IMAGING CORP., a Delaware corporation (the “Company”), and WELLS FARGO BANK, N.A., as Rights Agent (the “Rights Agent”).

RECITALS

WHEREAS, the Company and Norwest Bank Minnesota, N.A. entered into a Preferred Shares Rights Agreement, dated as of May 29, 1998 and amended on February 7, 2002 (the “Rights Agreement”) by the Company and Wells Fargo Bank, N.A., which had assumed the duties of Rights Agent from Norwest Bank Minnesota, N.A.;

WHEREAS, Section 27 of the Rights Agreement provides that prior to the Distribution Date (as defined in the Rights Agreement), the Company may supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights;

WHEREAS, the Distribution Date has not occurred; and

WHEREAS, the Company intends to modify the terms of the Rights Agreement in certain respects as set forth herein, and in connection therewith, is entering into this Amendment and directing the Rights Agent to enter into this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Effect of Amendment. Except as expressly provided herein, the Rights Agreement shall be and remain in full force and effect.

2. Capitalized Terms. All capitalized, undefined terms used in this Amendment shall have the meanings assigned thereto in the Rights Agreement.

3. Supplement to Definitions. The definitions contained in Section 1 of the Rights Agreement shall be supplemented by adding the following:

“Genetix” shall mean Genetix Group plc, Alpine Merger Corporation and any person or entity which is an Affiliate or Associate of any of the foregoing, or any person party to any agreements, arrangements or understanding to vote in favor of the Merger.

“Merger” shall mean the Merger of Alpine Merger Corporation with and into the Company pursuant to the Merger Agreement.

“Merger Agreement” shall mean that certain Agreement and Plan of Merger by and among the Company, Genetix Group plc, and Alpine Merger Corporation dated as of August 31, 2006, as may be amended from time to time (the “Merger Agreement”).

4. Amendment to Definitions. The following definitions contained in Section 1 of the Rights Agreement are hereby deleted in their entirety and amended to read as follows:

“ACQUIRING PERSON” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 20% or more of the Common Shares then outstanding, but shall not include the Company, or any Subsidiary of the Company, or any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan. An Acquiring Person shall also not include SSF, unless and until SSF shall have become the Beneficial Owner of a percentage of Common Shares then outstanding of 25% or more, at which time SSF shall be an Acquiring Person. Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 20% or more (or, in the case of SSF, of 25% or more) of the Common Shares of the Company then outstanding; PROVIDED, HOWEVER, that if a Person shall become the Beneficial Owner of 20% or more (or, in the case of SSF, of 25% or more) of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional Common Shares of the Company such Person does not beneficially own 20% or more (or, in the case of SSF, of 25% or more) of the Common Shares of the Company then outstanding. Notwithstanding the foregoing, (i) if a majority of the Continuing Directors then in office determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), or (B) such Person was aware of the extent of the Common Shares it beneficially owned, but had no actual knowledge of the consequences of, such beneficial ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person divested or divests as promptly as practicable a sufficient number of Common Shares so that such

Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be or to have become an Acquiring Person for any purposes of this Agreement; and (ii) if, as of the date hereof, any Person is the Beneficial Owner of 20% or more (or, in the case of SSF, of 25% or more) of the Common Shares outstanding, such Person shall not be or become an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), unless and until such time as such Person shall become the Beneficial Owner of additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the Beneficial Owner of such additional Common Shares, such Person is not then the Beneficial Owner of 20% or more (or, in the case of SSF, of 25% or more) of the Common Shares then outstanding. Further notwithstanding anything in this Agreement to the contrary, Genetix shall not become or be deemed to be an Acquiring Person solely by virtue of or as a result of (i) the execution and delivery of the Merger Agreement or any agreements, arrangements or understandings entered into in connection with the Merger Agreement, (ii) the announcement of Merger Agreement or the transactions contemplated thereby, or (iii) the consummation of the transactions contemplated by the Merger Agreement upon the terms and conditions of the Merger Agreement.

“EXPIRATION DATE” shall mean the earliest to occur of (i) the Close of Business on the Final Expiration Date, (ii) the Redemption Date, (iii) consummation of any transaction contemplated by Section 13(f) hereof, (iv) the time at which the Board of Directors orders the exchange of the Rights as provided in Section 24 hereof, or (v) immediately prior to the filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law or to effect the Merger (or such later time as may be specified in such certificate) (the “Effective Time”).

“TRIGGERING EVENT” shall be deemed to have occurred upon any Person, becoming an Acquiring Person. Notwithstanding anything in this Agreement to the contrary, a Triggering Event shall not be deemed to have occurred as a result of (i) the consummation of the Merger contemplated by the Merger Agreement, (ii) the execution of the Merger Agreement or any agreements, arrangements or understandings entered into in connection with the Merger Agreement, (iii) the announcement or consummation of the transactions contemplated by the Merger Agreement, or (iv) any of the foregoing in combination.

5. New Section. A new section 35 is hereby added to the Agreement to read in its entirety as follows:

“Section 35. Termination. Immediately prior to the Effective Time of the Merger, but only if such Effective Time shall occur, (a) this Agreement shall terminate and be of no further force and effect, and (b) the holders of the Rights shall not be entitled to any benefits, rights or other interests under this Agreement, including without limitation, the right to purchase or acquire Preferred Stock or other Securities of the Company or any other Person.”

6. Effective Date. This Amendment shall become effective as of the date first above written but such effectiveness is contingent upon (a) the execution of this Amendment by the Company and authorization by the Board of Directors of the Company approving the Amendment; (b) delivery of a certificate from an appropriate officer of the Company stating that this Amendment is in compliance with Section 27 of the Rights Agreement; (c) the execution and delivery of this Amendment by the Rights Agent; and (d) the effectiveness of the Merger. If for any reason the Merger Agreement is terminated and the Merger contemplated thereby is abandoned, then this Amendment shall be of no further force and effect and the Rights Agreement shall remain exactly the same as it existed immediately prior to the execution of this Amendment.

7. Governing Law. This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Delaware without reference to the conflicts or choice of law principles thereof.

8. Counterparts. This Amendment may be executed in separate counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument.

9. Fax Transmission. A facsimile, telecopy or other reproduction of this Amendment may be executed by one or more parties hereto, and an executed copy of this Amendment may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of the Amendment as well as any facsimile, telecopy or other reproduction thereof.

IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment to be duly executed as of the day first above written.

APPLIED IMAGING CORP.

By:	/s/ Terence Griffin
Terence Griffin
Title:	Chief Financial Officer

WELLS FARGO BANK, N.A., as Rights Agent

By:	/s/ Jennifer Leno
Jennifer Leno
Title:	Vice President